Exhibit 3(d)

Amendment No. 1

to

Amended and Restated Bylaws

of

Hercules Technology Growth Capital, Inc.

Pursuant to a resolution duly adopted by the Board of Directors of Hercules Technology Growth Capital, Inc. (the “Corporation”) on December 5, 2013, the Amended and Restated Bylaws of the Corporation were amended as follows, effective as of December 5, 2013.

RESOLVED, that Section 2 of Article II of the Corporation’s Amended and Restated Bylaws be, and hereby is, amended and restated in its entirety to read as follows:

“SECTION 2. Annual Meeting. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors.”

Certified by:

/s/ Michael Penney
Michael Penney, Secretary
December 5, 2013